SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, DC 20549-1004




                           FORM 11-K


                         ANNUAL REPORT


                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934


          For the Fiscal Year Ended December 31, 1997


                           SEALRIGHT
                     LONG TERM SAVINGS PLAN

                    (Full title of the plan)



                      SEALRIGHT CO., INC.
              9201 Packaging Drive, DeSoto, Kansas
                             66018
                   Telephone:  (913) 583-3025


(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                           16-0876812

               (IRS Employer Identification No.)

















                           SEALRIGHT
                     LONG TERM SAVINGS PLAN








               Financial Statements and Schedules

                   December 31, 1997 and 1996


          (With Independent Auditors' Report Thereon)

                 INDEPENDENT AUDITORS' REPORT


         To the Administrative Committee of the
  Sealright Long Term Savings Plan:


 We have audited the accompanying statements of net assets available for benefits of Sealright Long Term Savings Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
 An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

 Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


 June 22, 1998

                                                           SEALRIGHT
                                                    LONG TERM SAVINGS PLAN

                                        Statement of Net Assets Available for Benefits
                                                           (Part I)
                                                      December 31, 1997

                                                   Participant directed
                                  Travelers
                                  Insurance                             Fidelity     Fidelity
                                  Co. Group      Scout      Fidelity     Asset       Investment
                                   Annuity       Stock      Magellan    Manager        Grade
                                   Contract       Fund        Fund        Fund       Bond Fund
Assets:
 Cash and cash equivalents       $    -       $     -     $    13,883 $     -     $  3,459

  Investments:
   Travelers Insurance Co.,
     Guaranteed Rate              12,267,104      -            -            -             -
   Sealright Co., Inc. company
     stock                            -           -            -            -             -
   Multiple promissory notes          -           -            -            -          -
       Total investments          12,267,104      -            -            -          -

   Contributions receivable           -           -            -            -             -
   Amounts receivable from
     brokers and dealers for
     unsettled securities             -      3,572,688      6,850,019   1,146,565  608,488
       Total assets               12,267,104 3,572,688      6,863,902   1,146,565  611,947


  Liabilities-bank overdraft           -          -            -            -             -
        Total Liabilities              -          -            -            -          -

        Net assets available
          for benefits           $12,267,104 $3,572,688   $6,863,902  $ 1,146,565 $611,947


See accompanying notes to financial statements.

                                                         SEALRIGHT
                                                   LONG TERM SAVINGS PLAN

                                       Statement of Net Assets Available for Benefits
                                                         (Part II)
                                                     December 31, 1997
                                                 Participant directed

                                  Fidelity   Sealright
                                 Retirement  Company
                                   Money       Stock      Participant
                                   Market      Fund          Loans      Other        Total

Assets:
 Cash and cash equivalents       $  1,086    $    -       $    -      $    -         $    18,428

  Investments:
    Travelers Insurance Co.,         -            -            -           -          12,267,104
      Guaranteed Rate
    Sealright Co., Inc. company
      stock                          -        1,204,026        -           -           1,204,026
    Multiple promissory notes        -            -        443,700         -             443,700
        Total investments        $   -       $1,204,026   $443,700    $    -         $13,914,830

    Contributions receivable         -            -            -          76,911          76,911
    Amounts receivable from
      brokers and dealers for
      unsettled securities        267,110         -            -           -          12,444,870
        Total assets             $268,196    $1,204,026   $443,700    $   76,911     $26,455,039



  Liabilities-bank overdraft         -              486        307         -                 793
         Total Liabilities           -              486        307         -                 793

        Net assets available     $268,196    $1,203,540   $443,393    $   76,911     $26,454,246
          for benefits


See accompanying notes to financial statements.

                                                          SEALRIGHT
                                                    LONG TERM SAVINGS PLAN

                                        Statement of Net Assets Available for Benefits
                                                           (Part I)
                                                      December 31, 1996
                                                  Participant directed
                                 Travelers
                                 Insurance                             Fidelity      Fidelity
                                 Co. Group     Scout       Fidelity     Asset        Investment
                                  Annuity      Stock       Magellan    Manager         Grade
                                  Contract      Fund        Fund        Fund         Bond Fund
Assets:
 Cash and cash equivalents       $    18,616 $   31,791   $    -      $   123,867    $    -

  Investments:
   Travelers Insurance Co.,
     Guaranteed Rate              13,593,400      -            -            -             -
   Scout Stock Fund, Inc.             -       2,007,851        -            -             -
   Fidelity Magellan Fund             -           -         6,918,734       -             -
   Fidelity Charles Street Trust     -            -            -        1,438,554         -
   Fidelity Fixed Income Trust        -           -            -            -          704,867
   Fidelity Retirement Money
     Market                           -           -            -            -             -
   Sealright Co., Inc. common
     stock                            -           -            -            -             -
   Multiple promissory notes          -           -            -            -             -
       Total investments          13,593,400 2,007,851      6,918,734   1,438,554      704,867

       Total assets               13,612,016 2,039,642      6,918,734   1,562,421      704,867

Liabilities:
  Payable to participants for
   excess participant
   contributions                       -          -            -            -            -
  Bank Overdraft                       -          -          161,345        -          21,859
  Other Liabilities                    -          -            -            -            -
        Total Liabilities              -          -          161,345        -          21,859

        Net assets available
          for benefits           $13,612,016 $2,039,642   $6,757,389  $ 1,562,421    $683,008


See accompanying notes to financial statements.

                                                          SEALRIGHT
                                                    LONG TERM SAVINGS PLAN

                                        Statement of Net Assets Available for Benefits
                                                          (Part II)
                                                      December 31, 1996

                                                  Participant directed
                                  Fidelity   Sealright
                                 Retirement  Company
                                   Money       Stock      Participant
                                   Market      Fund          Loans      Other         Total

Assets:
 Cash and cash equivalents       $     -     $    -        $ 19,901   $     -        $   194,175

  Investments:
   Travelers Insurance Co.,
     Guaranteed Rate                   -          -            -            -         13,593,400
   Scout Stock Fund, Inc.              -          -            -            -          2,007,851
   Fidelity Magellan Fund              -          -            -            -          6,918,734
   Fidelity Charles Street Trust      -           -            -            -          1,438,554
   Fidelity Fixed Income Trust         -          -            -            -            704,867
   Fidelity Retirement Money
     Market                          341,558      -            -            -            341,558
   Sealright Co., Inc. common
     stock                             -      722,786          -            -            722,786
   Multiple promissory notes           -          -           793,884       -            793,884
       Total investments             341,558  722,786         793,884       -         26,521.634

       Total assets                  341,558  722,786         813,785      -          26,715,809

Liabilities:
  Payable to participants for
   excess participant
   contributions                       -          -            -          52,393          52,393
  Bank Overdraft                      10,290        21         -            -            193,515
  Other Liabilities                    -          -            -           7,650           7,650
        Total Liabilities             10,290        21         -          60,043         253,558

        Net assets available
          for benefits           $   331,268 $ 722,765    $  813,785  $  (60,043)    $26,462,251


See accompanying notes to financial statements.

                                                        SEALRIGHT
                                                 LONG TERM SAVINGS PLAN

                                Statement of Changes in Net Assets Available for Benefits
                                                        (Part I)
                                          For the year ended December 31, 1997
                                             Participant directed
                                 Travelers
                                 Insurance                             Fidelity      Fidelity
                                 Co. Group     Scout       Fidelity     Asset        Investment
                                  Annuity      Stock       Magellan    Manager          Grade
                                  Contract      Fund        Fund        Fund         Bond Fund
Additions:
  Investment income:
    Interest                     $  891,418  $    -       $    -      $    -         $     -
    Net appreciation                   -        400,931    1,695,679     276,659       62,558
       Total investment income      891,418     400,931    1,695,679     276,659       62,558

  Participant contributions         626,748     198,521      630,062       -           79,990
  Employer contributions               -          -            -           -               -
  Forfeitures                        (1,607)       (572)      (2,659)       (989)        (690)
  Transfers from (to) other
    funds                             4,697   1,334,757     (857,683)   (423,524)     (32,722)
       Total additions            1,521,256   1,933,637    1,465,399    (147,854)     109,136

Deductions:
  Termination distributions       2,763,347     386,409    1,300,234     260,812      169,442
  Withdrawals                        97,541      12,914       55,292       6,849       10,352
  Other deductions                    5,280       1,268        3,360         341          403
      Net increase (decrease)    (1,344,912)  1,533,046      106,513    (415,856)     (71,061)

Net assets available for
 benefits:
  Beginning of year               13,612,016  2,039,642    6,757,389   1,562,421      683,008
  End of year                     12,267,104  3,572,688    6,863,902   1,146,565      611,947

See accompanying notes to financial statements.

                                                         SEALRIGHT
                                                   LONG TERM SAVINGS PLAN

                                 Statement of Changes in Net Assets Available for Benefits
                                                         (Part II)
                                            For the year ended December 31, 1997
                                             Participant directed
                                   Fidelity  Sealright
                                  Retirement  Company
                                    Money      Stock      Participant
                                    Market     Fund       Loans         Other        Total
Additions:
  Investment income:
    Interest                     $     -     $    -       $   37,362  $    -        $   928,780
    Net appreciation                  17,337     150,472         -         -          2,603,636
       Total investment income        17,337     150,472      37,362       -          3,532,416

  Participant contributions            -          97,515         -        60,143      1,692,979
  Employer contributions               -         459,571        -         16,768        476,339
  Forfeitures                           (674)     (4,050)       -         -             (11,241)
  Transfers from (to) other
    funds                              5,095     (76,557)   (14,106)      60,043          -
       Total additions                21,758     626,951     23,256      136,954      5,690,493

Deductions:
 Termination distributions            83,958    140,468     354,635        -          5,459,305
 Withdrawals                             668      4,792      39,013        -            227,421
 Other deductions                        204        916        -           -             11,772
      Net increase (decrease)        (63,072)    480,775   (370,392)     136,954         (8,005)

Net assets available for
 benefits:
  Beginning of year                  331,268    722,765      813,785     (60,043)    26,462,251
  End of year                        268,196  1,203,540      443,393      76,911     26,454,246

See accompanying notes to financial statements.

                                                          SEALRIGHT
                                                   LONG TERM SAVINGS PLAN

                                  Statement of Changes in Net Assets Available for Benefits
                                                          (Part I)
                                            For the year ended December 31, 1996
                                             Participant directed
                                 Travelers
                                 Insurance                             Fidelity      Fidelity
                                 Co. Group     Scout       Fidelity     Asset        Investment
                                  Annuity      Stock       Magellan    Manager          Grade
                                  Contract      Fund        Fund        Fund         Bond Fund
Additions:
  Investment income:
    Interest                     $   812,265 $    -       $    -      $    -         $     -
    Net appreciation
     (depreciation)                    -        197,545      737,717     178,301       21,468
       Total investment income       812,265    197,545      737,717     178,301       21,468

  Participant contributions          888,619    261,968      775,370      34,503      120,341
  Employer contributions              41,098     10,143       34,505       8,663        5,082
  Forfeitures                         (4,064)    (1,540)      (5,657)     (2,864)         (33)
  Transfers from (to) other
    funds                            663,673     26,791     (633,007)   (218,728)     (20,962)
       Total additions             2,401,591    494,907      908,928        (125)     125,896

Deductions:
  Termination distributions        1,301,115    134,315      362,825     132,056      114,129
  Withdrawals                        122,721      8,129       40,482      11,217        5,865
  Refund to participants for
   excess participant
   contributions                      -           -            -            -            -
  Other deductions                     7,616        883        3,408         489          544
      Net increase (decrease)        970,139    351,580      502,213    (143,887)       5,358

Net assets available for
 benefits:
  Beginning of year               12,641,877  1,688,062    6,255,176   1,706,308      677,650
  End of year                     13,612,016  2,039,642    6,757,389   1,562,421      683,008

See accompanying notes to financial statements.

                                                         SEALRIGHT
                                                   LONG TERM SAVINGS PLAN

                                 Statement of Changes in Net Assets Available for Benefits
                                                         (Part II)
                                            For the year ended December 31, 1996
                                             Participant directed
                                   Fidelity  Sealright
                                    Money     Company
                                 Retirement    Stock      Participant
                                    Market     Fund       Loans         Other        Total
Additions:
  Investment income:
    Interest                     $     -     $    -       $   57,521  $    -        $   869,786
    Net appreciation
     (depreciation)                   18,759   (113,978)      -            -          1,039,812
       Total investment income        18,759    (113,978)    57,521        -          1,909,598

  Participant contributions           11,257     98,683        -           -          2,190,741
  Employer contributions               3,030    533,071       -            -            635,592
  Forfeitures                         (1,417)    (1,098)       -          (7,650)       (24,323)
  Transfers from (to) other
    funds                            (47,341)   214,931       5,879        8,764          -
       Total additions               (15,712)   731,609      63,400        1,114      4,711,608

Deductions:
 Termination distributions            26,570     7,603      105,927        -          2,184,540
 Withdrawals                          10,127       626          -          -            199,167
 Refund to participants for
   excess participant
   contributions                      -           -            -          52,393         52,393
  Other deductions                      719        615         -          -              14,274
      Net increase (decrease)       (53,128)    722,765     (42,527)     (51,279)     2,261,234

Net assets available for
 benefits:
  Beginning of year                  384,396     -           856,312      (8,764)    24,201,017
  End of year                        331,268    722,765      813,785     (60,043)    26,462,251

See accompanying notes to financial statements.

                              SEALRIGHT
                        LONG TERM SAVINGS PLAN

                    Notes to Financial Statements

                      December 31, 1997 and 1996


 (1)                             Description of Plan

        The following description of the Sealright (the Company) Long Term Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      General

                The Plan is a defined contribution plan for nonunion hourly and salaried employees who have attained age twenty-one, completed one year of service and worked at least 1,000 hours during that year. All active participants in these plans were immediately eligible for the Plan. It is subject to the provisions of the Employee Retirement
        Income Security Act of 1974 (ERISA).

      Contributions

                The participants may elect to make basic contributions of up to a maximum of 5% of compensation. The employer matches
        50% of basic contributions. The participants may elect to make supplemental contributions that will not be matched by the employer. Total participant contributions cannot exceed 15% of compensation and must be designated by the participant as before-tax or after-tax.

                Effective January 1, 1998, the Plan eliminated the distinction of basic and supplemental contributions.
        The participants may elect to make contributions of up to 15% of compensation before tax, of which the employer will match 50% of the first 5% elected by the participant. The participants may elect to make contributions of up to 7% of compensation after tax, of which none will be matched by the employer.

      Investment Options

                The participants may invest in any combination of the Travelers Insurance Company Guaranteed Rate Contract, the Scout Stock Fund, the Fidelity Magellan Fund, the
        Fidelity Investment Grade Bond Fund or the Sealright
        Company Stock Fund through 1997.  Effective January 1,
        1998, the participants may invest in any combination of the Sealright Company Stock Fund, the Janus Overseas
        Fund, the State Street Global Advisors Small Cap Fund, the Oakmark Fund, the State Street Global Advisors S & P
        500 Index Fund, the Dodge and Cox Balanced Fund, the
        Fidelity Advisors High Yield Fund, or the Fixed Income
        Fund, which is a blended investment fund comprised of money invested with the Travelers Insurance Company
        Guaranteed Rate Contract and the State Street Global
        Advisors Guaranteed Fund.



                The Company established a mapping strategy from the investment alternatives which existed in 1997 to the investment alternatives effective January 1, 1998, with similar investment characteristics. Participants were able to transfer their balances between funds prior to December 22, 1997 in preparation for the conversion associated with the mapping strategy. Effective January
        1, 1998, all new contributions are invested in the 1998 investment alternatives based on participant elections on January 1, 1998. Participants may transfer balances under the new elections effective March 16, 1998.


                Effective March 3, 1996, Company contributions were invested, and must remain invested, in the Sealright
        Common Stock Fund. Participants cannot direct the investment of these company contributions (and the earnings thereon) into any other Fund.


                The Fidelity Retirement Money Market Fund and the Fidelity Asset Manager Fund were frozen March 3, 1996. Money already invested on or before this date may remain invested in these funds; however, no new money or transfers from an existing fund may be invested in these funds after March 3, 1996. Money may be transferred from these funds to any other investment fund offered by the Plan.

                In March 1998, the Company agreed to merge with a subsidiary of Huhtamaki Oy and exchange each share of Sealright Co., Inc. common stock for $11.00 cash and one-half share of Sealright Co., Inc.'s subsidiary, JPS Packaging Company, subject to the approval of Sealright Co., Inc.'s stockholders. The transaction is expected to take place on or about June 30, 1998. As a part of the transaction, Sealright Co., Inc. will no longer be a
        U. S. publicly held company. Effective the date of the transaction, the Sealright Common Stock Fund will no longer be an investment alternative for participants, nor the form of the employer match. It is expected that the employer match will be in cash following the transaction. The Plan has been directed to sell the aggregate amount of JPS Packaging Company common stock on the first day of trading, which is expected to be July 1, 1998. The cash proceeds of $11.00 per share for Sealright Co., Inc. common stock plus the cash received from the sale of JPS Packaging Company common stock is expected to be reinvested into the remaining available investment alternatives in the Plan according to the source. Employee proceeds are expected to be deposited into the State Street Stable Value Fund. Employer match proceeds are expected to be reallocated according to the participant's investment allocation as of July 1, 1998. All assets currently held by the Plan for the benefit of JPS Packaging Company participants are expected to be transferred to the JPS Packaging Company Savings Plan.


      Participant Loans

                Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to
        (from) the investment fund from (to) the participant loans fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 8.25% to 8.50%, depending upon the type of loan. Principal and interest is paid ratably through payroll deductions for participants actively employed and through payments made directly to the Trustee for those participants who are not actively employed.

                Payment of Benefits - On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account, an annuity purchased from an insurer, or annual installments over a period not extending beyond the life expectancy of the participant and designated beneficiary.



                Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

               Participants are immediately vested in their voluntary contributions plus actual earnings thereon.
        Participants vest in the Company's contribution based on continuous service to the Company, generally 20% after one year and 20% thereafter until fully vested.
        Participants become immediately vested (1) upon the participant's death if employed by the Company at the time of death, (2) twelve months after the participant becomes totally disabled, (3) upon normal retirement, or
        (4) date of termination or partial termination of the Plan or the date all employer contributions cease under the Plan.

      Forfeitures

               Any amount forfeited by a participant reduces future employer contributions.

      Termination

               The Company has the right, under the plan agreement, to terminate the Plan, although the Company has expressed no intent to do so. Upon termination, each participant and the beneficiary of each deceased participant shall be vested with all rights to any funds in their accounts as of the date of termination.

(2)   Summary of Significant Accounting Policies

      Basis of Accounting

           The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation

                The Plan's investments are stated at fair value except for its investment in Travelers Insurance Company Group
        Annuity Contract, which is valued at contract value, cost plus accrued interest. If available, quoted market prices are used to value investments.

                The Plan has entered into a fully benefit-responsive investment contract with The Travelers Insurance Company (Travelers). Travelers maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. The contract is included in the financial statements at contract value (cost plus accrued interest), which approximates fair value, as reported to the Plan by Travelers. The average annual yield for 1997 and 1996 was 6.9% and 6.2%, respectively. The crediting interest rate of the contract at December 31, 1997 and 1996 was 6.5%.



At December 31, 1997 and 1996, investments which exceed 5% of the net assets available for benefits were as follows:

                                            1997           1996

   Insurance Contract:
      Travelers Insurance Company,
       Guaranteed Rate                    $12,267,104    $13,593,400

   Mutual Funds:
       Scout Stock Fund, Inc.             $    -           2,007,851
       Fidelity Magellan Fund                  -           6,918,734
       Fidelity Charles Street Trust           -           1,438,554


Administrative Expenses
All administrative expenses of the Plan are paid by the Company.

        Use of Estimates

                The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (3)   Income Tax Status

                The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 12, 1994, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

  The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                             SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, Sealright Co., Inc., the trustees of the Sealright Long
      Term Savings Plan, have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.




                                      SEALRIGHT LONG TERM SAVINGS PLAN






                                      By     /s/ Win Zoellner

                                      Name and Title Win Zoellner, Treasurer




      Date         July 13, 1998











                                                                              Schedule 1

                                        SEALRIGHT
                                 LONG-TERM SAVINGS PLAN

               Item 27a - Schedule of Assets Held for Investment Purposes
                                    December 31, 1997

                                 (c)
          (b)             Description of investment
   Identity of issue,     including maturity date,                      (e)
      borrower, lessor    rate of interest, collateral,     (d)       Current
(a)   or similar party    par or maturity value            Cost         Value
     The Travelers        Insurance contract guaranteed
                           rate, Contract No. 12313,
                           variable                     $12,267,104    $12,267,104

*    Sealright Co. Inc.   97,256 shares of common
                           stock                          1,168,218      1,204,026
*    Multiple promissory  Participant loans, Sealright
      notes                Co., Inc., interest rates
                           ranging from 8.25% to 8.50%      443,700        443,700


                                                        $13,879,022    $13,914,830


*Investment with party-in-interest to the Plan.

See accompanying independent auditors' report.

                                                                                                    Schedule 2


                                                            SEALRIGHT
                                                     LONG-TERM SAVINGS PLAN

                                         Item 27d - Schedule of Reportable Transactions

                                                  Year ended December 31, 1997
                                                                                        (h)
                                                                (f)                    Current
                                                              Expense                 value of
    (a)             (b)           (c)       (d)     (e)      incurred     (g)         asset on        (i)
 Identity of    Description     Purchase  Selling  Lease      with       Cost of     transaction    Net Gain
party involved   of asset        Price     Price   Rentals  transaction   asset         date        or loss
Travelers       Guaranteed
                Rate Contract  $1,723,597 $  -    $   -     $    -      $1,723,597   $1,723,597          -

Travelers       Guaranteed
                Rate Contract       -      3,378,869  -          -       3,378,869    3,378,869          -

Fidelity
 Magellan Fund  316184-10-0     1,902,405     -       -          -       1,902,405    1,902,405          -

Fidelity
 Magellan Fund  316184-10-0         -      2,949,182  -          -       2,496,572    2,949,182      452,610

Scout Stock
 Fund, Inc.     810638-10-6     2,001,494      -      -          -       2,001,494    2,001,494         -

Scout Stock
 Fund, Inc.     810638-10-6         -       612,319   -          -         541,833      612,319      70,486


See accompanying independent auditor's report.